                     Abrams Garfinkel Margolis Bergson, LLP
                                Attorneys at Law
                            4100 Newport Place Drive
                                    Suite 830
                         Newport Beach, California 92660
                            Telephone: (949) 250-8655
                            Facsimile: (949) 250-8656
                                 www.agmblaw.com



                                November 7, 2005

VIA REGULAR U.S. MAIL
---------------------

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:  Aviation Upgrade Technologies, Inc., a Nevada corporation
     Form 10-KSB for the Year Ended December 31, 2004
     Form 10-QSB for the Quarterly Period Ended June 30, 2005
     File 000-28347

Dear Mr. Migone:

Please be advised that this law firm represents Aviation Upgrade Technologies, Inc., a Nevada corporation ("Company"). Please be informed that the undersigned has received and read your letter September 26, 2005, regarding the Company's Form 10-KSB for the Year Ended December 31, 2004 and Form 10-QSB for the Quarterly Period Ended June 30, 2005 as filed with the Securities and Exchange Commission ("Commission").

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Form 10-KSB ("Form 10-KSB Amendment No. 1") and Amendment No. 1 to the Form 10-QSB (Form 10-QSB Amendment No. 1") which were filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter. Three (3) marked copies of each of these filings are included herewith for your reference.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------
ITEM 6 - MANAGEMENT DISCUSSION AND ANALYSIS AND PLAN OF OPERATION
-----------------------------------------------------------------

     1. Please note that the Company has revised its disclosure to discuss the consequences should it not be able to raise the capital necessary to continue operations and satisfy its obligations.



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ITEM 7 - FINANCIAL STATEMENTS
-----------------------------
NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

REVENUE RECOGNITION, PAGE 15
----------------------------

     2. The Company recognizes revenue at the time of shipment for product sales that are shipped direct to the customer from the factory. Revenue on product sales shipped from the Company's warehouse is recognized at the time of customer acceptance.

WARRANTIES, PAGE 15
-------------------

     3. The Company herewith undertakes to revise future filings so as to include the disclosures required under paragraphs 13 and 14 of FIN 45.

NOTE 4 - COMMITMENTS
--------------------
PROFIT PARTICIPATION ADVANCES, PAGE 17
--------------------------------------

     4. The significant contractual terms for the profit participation advances are as follows: the Company was advanced $103,000 in exchange for the right to receive a portion of the Company's future revenue stream. The maximum amount due under these agreements is $636,000.

          a. The Company incurs a liability under these agreements as it sells product on a per unit basis, it is not related to the profitability of the company.
          b.   There are no penalty clauses in these agreements.
          c.   Amounts due under these agreements are payable monthly.

     5.   The financial statement accounts reflecting the above are as follows:

                              Profit          Profit          Profit
                           Participation   Participation   Participation
                              Advance         Payable         Expense
---------------------------------------------------------------------------
Cash received               $ 103,000      $                $
Unit Sales                                      2,420            2,420
Amortization                   (1,176)                          (1,176)

Balance at 12/31/04         $ 101,824      $    2,420       $    1,244

     6. The company recognized the $103,000 not as a revenue transaction, but as an advance to be matched against a future revenue generated obligation. The advance is being amortized on the same basis as the related revenue generated obligation. The illustration for the accounting for these agreements through December 31, 2004 is as follows:



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Cash                                       $  103,000
       Profit Participation Advances                        $  103,000

Profit Participation Expense               $    2,420
       Profit Participation Payable                         $    2,420

Profit Participation Advances              $    1,176
       Profit Participation Expense                         $    1,176

     7. The counterparties in these transactions are Rick LaPierre, Joe Salamone, William Goldsmith, Doug Couter, Don Hyde and Phil Albright. The Company has these other relationships or affiliations with these investors, are as follows: Joe Salamone and Phil Albright are personal friends with Torbjorn Lundqvist, the Company's officer and director; Rick LaPierre, William Goldsmith, Doug Couter and Don Hyde are personal friends with Joe Salamone and were introduced to Mr. Lundqvist by Mr. Salamone. These individuals are also shareholders of the Company.

FORM 10-QSB FOR JUNE 30, 2005
-----------------------------
FINANCIAL STATEMENTS
--------------------

NOTE B - WARRANTS, PAGE 6
-------------------------

     8. Please notice that the Company has revised the weighted average exercise prices for the periods presented. The discrepancy was due to a scrivener's error, in that figures from the previous June 30 period (ended 2004) were inadvertently transcribed into the June 30 period (ended 2005) statements.

Hopefully, this response letter and the amendments to the above referenced filings adequately address the issues raised in your comment letter dated September 26, 2005. Attached hereto is the Company's acknowledgment, as requested. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at 949.250.8655.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

ABRAMS GARFINKEL MARGOLIS BERGSON, LLP



By: Deron M. Colby

Enclosures

                              [COMPANY LETTERHEAD]


Division of Corporation Finance
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:  Aviation Upgrade Technologies, Inc., a Nevada corporation
     Form 10-KSB for the Year Ended December 31, 2004
     Form 10-QSB for the Quarterly Period Ended June 30, 2005
     File 000-28347

Date: November 7, 2005

Dear Mr. Migone:

In reference to your letter dated September, 26, 2005, the Company herewith acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.

The Company herewith acknowledges that staff comments or changes to the discourse in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company herewith acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AVIATION UPGRADE TECHNOLOGIES, INC.

By:  /s/ Torbjorn B. Lundqvist
     --------------------------
     Torbjorn B.  Lundqvist

Its: Chairman, CEO, CFO

            6550 SO. PECOS ROAD, # 142, LAS VEGAS, NEVADA, 89120, USA
                    PH.: +1 702 450 0003 FAX: +1 949 499 4424
                         EMAIL: MINI@AVIATIONUPGRADE.COM


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[GRAPHIC OMITTED]

                                                                May 2, 2003

Aviation Upgrade Technologies, Inc, hereinafter AUT is seeking some funding for its Air Alert Valve Cap (AAVC) project and ___________________________________, hereinafter the Investor, is interested in participating in the funding the said project by investing $___________ (______________________) (investment). AUT has a capable and ready manufacturing source in China who is willing to manufacture the AAVC for AUT and AUT has also lined up some customers for the AAVC including Wal-Mart. The Investor is willing to make this transaction as a profit sharing participation deal.

Now therefore the following has been mutually agreed upon:

     o The Investor will write a check for 50% of the investment on or before May 8, 2003.
     o The Investor will write a check for the balance (50% of the investment) within 5 days from when AUT has presented the Investor with a purchase order from Wal-Mart.
          AUT will share the profits of sales by giving the Investor 0.0002% of the invested amount for each retail package delivered to and paid by customer. This profit sharing will end when the earnings from one million packages has been completed. This will double the Investor's original investment. The profit participation shall be paid to the Investor on the 15th of each month for the previous months income.

This agreement is made in duplicates, one for the Investor and one for AUT


Investor                               Aviation Upgrade Technologies, Inc

Date:                                  Date:
     ------------------------------          --------------------------------


Signature:                             Signature:
          -------------------------              ----------------------------
                                                  Torbjorn B. Lundqvist CEO



            6550 SO. PECOS ROAD, # 142, LAS VEGAS, NEVADA, 89120, USA
                    PH.: +1 702 450 0003 FAX: +1 949 499 4424
                         EMAIL: MINI@AVIATIONUPGRADE.COM